UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

Radian Group Inc.

(Exact name of registrant as specified in its charter)

Delaware	23-2691170
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

1601 Market Street, Philadelphia, Pennsylvania	19103
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Preferred Stock Purchase Right	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates :	n/a
(If applicable)

Securities to be registered pursuant to Section 12(g) of the Act: none

Item 1.	Description of Registrant’s Securities to be Registered.

Effective as of October 9, 2009, Radian Group Inc. (the “Company”) entered into a Tax Benefit Preservation Plan, between the Company and The Bank of New York Mellon, as rights agent (the “Plan”). The Board of Directors of the Company (the “Board”) adopted the Plan to protect stockholder value by preserving important tax assets. The Company has generated substantial net operating loss carryovers and other tax attributes for United States federal income tax purposes (“Tax Benefits”) that can generally be used to offset future taxable income and therefore reduce federal income tax obligations. However, the Company’s ability to use the Tax Benefits will be adversely affected if there is an “ownership change” of the Company as defined under Section 382 of the Internal Revenue Code (“Section 382”). In general, an ownership change will occur if the Company’s “5% shareholders” (as defined under Section 382) collectively increase their ownership in the Company by more than 50% over a rolling three-year period. The Plan was adopted to reduce the likelihood that the Company’s use of its Tax Benefits could be substantially limited under Section 382.

Pursuant to the Plan, the Board declared a dividend of one preferred share purchase right (each a “Right” and together the “Rights”) for each outstanding share of common stock, par value $0.001 per share, of the Company (the “Common Stock”) under the terms of the Plan. The dividend is payable on October 19, 2009 (the “Record Date”) to the stockholders of record as of the close of business on that date. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.001 per share, of the Company (the “Preferred Stock”) at a price of $70.00 per one one-thousandth of a share of Preferred Stock (the “Purchase Price”), subject to adjustment. The description and terms of the Rights are set forth in the Plan.

Until the earlier to occur of (i) the close of business on the tenth business day following the first date of public announcement that a person, entity or group (each, a “person”) has become an “Acquiring Person” (as defined in the Plan), by acquiring ownership of 4.90% or more of the outstanding shares of Common Stock, or that the Board has concluded that a person has become an Acquiring Person, or (ii) the close of business on the tenth business day (or, except in certain circumstances, such later date as may be specified by the Board) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the ownership by a person (with certain exceptions) of 4.90% or more of the outstanding shares of Common Stock (the earlier of such dates being called the “Distribution Date”), the Rights will be evidenced, with respect to Common Stock certificates outstanding as of the Record Date (or any book-entry shares in respect thereof), only by such Common Stock certificate (or registration in book-entry form), and the Rights will be transferable only in connection with the transfer of Common Stock. Any person that owns 4.90% or more of the outstanding shares of Common Stock on October 9, 2009 will not be deemed an Acquiring Person unless and until such person acquires ownership of any additional shares of Common Stock. Under the Plan, the Board may, in its sole discretion, exempt any person from being deemed an Acquiring Person for purposes of the Plan if the Board determines that such person’s ownership of Common Stock will not jeopardize or endanger the availability of the Company’s Tax Benefits or is otherwise in the best interests of the Company. For purposes of the Plan, ownership is determined pursuant to applicable rules and regulations of the Internal Revenue Code, including Section 382, and not by the definition of “beneficial ownership” of Rule 13d-3 of the Securities Exchange Act of 1934, as amended.

The Plan provides that, until the Distribution Date (or earlier expiration or redemption of the Rights), the Rights will be attached to and will be transferred with and only with the Common Stock. Until the Distribution Date (or the earlier expiration or redemption of the Rights), new shares of Common Stock issued after the Record Date upon transfer or new issuances of Common Stock will contain a notation incorporating the Rights by reference (with respect to shares represented by certificates) or notice thereof will be provided in accordance with applicable law (with respect to uncertificated shares). Until the Distribution Date (or earlier expiration of the Rights), the surrender for transfer of any certificates representing shares of Common Stock outstanding as of the Record Date, even without such notation, or the transfer by book-entry of any uncertificated shares of Common Stock, will also constitute the transfer of the Rights associated with such shares. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and the Rights will thereafter be evidenced solely by such separate Right Certificates.

The Rights are not exercisable until the Distribution Date. The Rights will expire upon the earliest of (i) the close of business on October 9, 2019 unless that date is advanced or extended, (ii) the time at which the Rights are redeemed or exchanged under the Plan, (iii) the final adjournment of the Company’s 2010 annual meeting of stockholders if stockholder approval of the Plan has not been received before such time, (iv) the repeal of Section 382 or any successor statute if the Board determines that the Plan is no longer necessary for the preservation of the Company’s Tax Benefits, or (v) the beginning of a taxable year of the Company to which the Board determines that no Tax Benefits may be carried forward.

The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights is subject to adjustment from time to time to prevent dilution: (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for or purchase Preferred Stock at a price, or securities convertible into Preferred Stock with a conversion price, less than the then-current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to above).

The number of outstanding Rights is subject to adjustment in the event of a stock dividend on the Common Stock payable in shares of Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, before the Distribution Date.

Shares of Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Preferred Stock will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of an amount equal to 1,000 times the dividend declared per share of Common Stock. In the event of liquidation, dissolution or winding up of the Company, the holders of the Preferred Stock will be entitled to a minimum preferential payment of the greater of: (a) $1.00 per share (plus any accrued but unpaid dividends) or (b) an amount equal to 1,000 times the payment made per share of Common Stock. Each share of Preferred

Stock will have 1,000 votes, voting together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which outstanding shares of Common Stock are converted or exchanged, each share of Preferred Stock will be entitled to receive 1,000 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions.

Because of the nature of the Preferred Stock’s dividend, liquidation and voting rights, the value of the one one-thousandth interest in a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

In the event that any person becomes an Acquiring Person, each holder of a Right, other than Rights owned by the Acquiring Person, related persons, or transferees (which will thereupon become null and void), will thereafter (subject to any delay of exercisability approved by the Board) have the right to receive upon exercise of a Right (including payment of the Purchase Price) that number of shares of Common Stock having a market value of two times the Purchase Price.

If any person becomes an Acquiring Person, the Board, in its sole discretion, may permit the Rights, other than Rights owned by the Acquiring Person, related persons, or transferees (which will thereupon become void), to be exercisable for 50% of the shares of Common Stock that would otherwise be purchasable upon the payment of the Purchase Price in consideration of the surrender to the Company of the exercised Rights.

At any time after any person becomes an Acquiring Person but before the acquisition by such Acquiring Person of ownership of 50% or more of the shares of Common Stock then outstanding, the Board may exchange the Rights, other than Rights owned by such Acquiring Person, related persons, or transferees (which will have become null and void), in whole or in part, for shares of Common Stock or Preferred Stock (or a series of the Company’s preferred stock having equivalent rights, preferences and privileges), at an exchange ratio of one share of Common Stock, or a fractional share of Preferred Stock of equivalent value, per Right (subject to adjustment).

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Common Stock or Preferred Stock will be issued (other than fractions of Preferred Stock which are integral multiples of one one-thousandth of a share of Preferred Stock, which may, at the election of the Company, be evidenced by depositary receipts), and in lieu thereof an adjustment in cash will be made based on the current market price of the Preferred Stock or the Common Stock.

At any time before the time an Acquiring Person becomes such, the Board may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (the “Redemption Price”) payable, at the option of the Company, in cash, shares of Common Stock or such other form of consideration as the Board shall determine. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price as rounded to the nearest $0.01.

For so long as the Rights are then redeemable, the Company may, except with respect to the Redemption Price, amend the Plan in any manner. After the Rights are no longer redeemable, the Company may, except with respect to the Redemption Price, amend the Plan in any manner that does not adversely affect the interests of holders of the Rights (other than the Acquiring Person, related persons, or transferees).

Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

This summary description of the Plan does not purport to be complete and is qualified in its entirety by reference to the Plan, which is incorporated herein by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 13, 2009.

Item 2.	Exhibits.

Exhibit No.	Description

3.1	Third Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K (File No. 001 - 11356 - 04798909) dated May 11, 2004, and filed on May 12, 2004).

3.2	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K dated May 22, 2008, and filed on May 29, 2008).

3.3	Certificate of Designation of Series A Junior Participating Preferred Stock, filed with the Secretary of State of the State of Delaware on October 9, 2009 (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K dated October 9, 2009, and filed October 13, 2009).

3.4	Amended and Restated By-Laws of the Company (incorporated by reference to Exhibit 3.2(ii) to the Company’s Current Report on Form 8-K dated November 12, 2008, and filed on November 18, 2008).

4.1	Tax Benefit Preservation Plan, dated as of October 9, 2009, between Radian Group Inc. and The Bank of New York Mellon, as Rights Agent, together with the following exhibits thereto: Exhibit A – Form of Certificate of Designation of Series A Junior Participating Preferred Stock of Radian Group Inc.; Exhibit B – Form of Right Certificate; Exhibit C – Summary of Rights to Purchase Shares of Preferred Stock of Radian Group Inc. (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K dated October 9, 2009, and filed October 13, 2009).

99.1	Radian Group Inc. News Release dated October 8, 2009 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K dated October 9, 2009, and filed October 13, 2009).

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

RADIAN GROUP INC. (Registrant)

Date: October 13, 2009	By:	/S/ C. ROBERT QUINT
C. Robert Quint
Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

3.1	Third Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K (File No. 001 - 11356 - 04798909) dated May 11, 2004, and filed on May 12, 2004).

3.2	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K dated May 22, 2008, and filed on May 29, 2008).

3.3	Certificate of Designation of Series A Junior Participating Preferred Stock, filed with the Secretary of State of the State of Delaware on October 9, 2009 (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K dated October 9, 2009, and filed October 13, 2009).

3.4	Amended and Restated By-Laws of the Company (incorporated by reference to Exhibit 3.2(ii) to the Company’s Current Report on Form 8-K dated November 12, 2008, and filed on November 18, 2008).

4.1	Tax Benefit Preservation Plan, dated as of October 9, 2009, between Radian Group Inc. and The Bank of New York Mellon Corporation, as Rights Agent, together with the following exhibits thereto: Exhibit A – Form of Certificate of Designation of Series A Junior Participating Preferred Stock of Radian Group Inc.; Exhibit B – Form of Right Certificate; Exhibit C – Summary of Rights to Purchase Shares of Preferred Stock of Radian Group Inc. (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K dated October 9, 2009, and filed October 13, 2009).

99.1	Radian Group Inc. News Release dated October 8, 2009 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K dated October 9, 2009, and filed October 13, 2009).